 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. ________)*

SonomaWest Holdings, Inc.
(Name of Subject Company (Issuer))

 Stapleton Acquisition Company
(Name of Filing Person (Offeror))

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
United States of America
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12.           EXHIBITS

The following exhibit is a preliminary communication by Stapleton Acquisition Company made before the commencement of a tender offer.

Exhibit Number	Description

99.1	Letter to the Board of Directors of the Issuer dated February 18, 2011